UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
1867 Yonge Street, Suite 650, Toronto, Ontario M4S 1Y5
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

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Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

For Immediate Release

contact: Roy Bodner

svp marketing & communications

Peace Arch Entertainment

310.776.7208 or rbodner@peacearch.com

Peace Arch® Television Series "The Tudors"

Earns 12 Gemini Award Nominations

COMPANY’S TELEVISION FILM “LUNA: SPIRIT OF THE WHALE”

ALSO RECEIVES TWO GEMINI AWARD NOMINATIONS

TORONTO – August 26, 2008 -- Peace Arch® Entertainment Group Inc. (AMEX:PAE - News) (Toronto:PAE.TO - News), an integrated global entertainment company, announced today that the Company's television series "The Tudors" received 12 Gemini Award nominations from The Academy of Canadian Cinema and Television and its television film “Luna: Spirit of The Whale” received two Gemini Award nominations.  "The Tudors" is broadcast in Canada on the CBC Television Network in English speaking Canada and on the SRC television network in French speaking Canada, and "Luna: Spirit of The Whale" premiered on the CTV Television Network.  The 23rd Annual Gemini Awards Gala ceremony, honoring the year’s most prominent television productions in 96 craft, program and production categories, is scheduled for November 28, 2008 at The Metro Toronto Convention Centre.

The Gemini Award nominations for “The Tudors” are:

Best Dramatic Series

Best Direction in a Dramatic Series

Alison Maclean

Best Writing in a Dramatic Series

Michael Hirst

Best Photography in a Dramatic Program or Series

Ousama Rawi

Best Picture Editing in a Dramatic Program or Series

Lisa Grootenboer

Best Production Design or Art Direction in a Fiction Program or Series

Tom Conroy, Eliza Solesbury

Best Costume Design

Joan Bergin

Best Visual Effects

Bob Munroe, Terry Bradley, Lisa Carr-Harris, Brett Culp, Bill Halliday, Warren Leathem, Bo Mosley

Best Performance by an Actress in a Continuing Leading Dramatic Role

Natalie Dormer

Best Performance by an Actress in a Guest Role, Dramatic Series

Gabriel Anwar

Best Performance by an Actor in a Featured Supporting Role in a Dramatic Series

Sam Neill

Best Performance by an Actress in a Featured Supporting Role in a Dramatic Series

Maria Doyle Kennedy

The Gemini Award nominations for “Luna: Spirit of The Whale” are:

Best TV Movie

producer Trish Dolman (Screen Siren Pictures)

Best Visual Effects

Shawn Tilling, Dave McGhie, Mark Reid

In July, "The Tudors" received two Emmy® Award nominations from the Academy of Television Arts & Sciences for "Outstanding Costumes for a Series” and "Outstanding Casting for a Drama Series” for the second season of the critically acclaimed program.  In 2007, “The Tudors” first season received four Emmy Award nominations and subsequently two Emmy Awards for "Outstanding Cast for a Drama Series," and "Outstanding Art Direction for a Single Camera Series."  The series first season was also recognized by The Hollywood Foreign Press Association with two Golden Globe® Award nominations for “Best Television Series Drama and “Best Performance by an Actor in a Television Series Drama” for Jonathan Rhys Meyers.

"The Tudors" is co-produced by Peace Arch Entertainment and TM Productions in association with The Canadian Broadcasting Corporation and Showtime Networks Inc.  The third season of “The Tudors” is currently in production on location in Ireland.  "The Tudors" premiered in April, 2007 to record audiences on the Showtime Network, which recently renewed the series for a third season. Peace Arch owns worldwide distribution rights to the series outside the United States.

Inspired by a true story, “Luna: Spirit of the Whale” stars Jason Priestley, Adam Beach and Graham Greene in a CTV original movie about the distances we must travel to discover our identity and true place in life.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 1,000 classic and contemporary titles. For additional information, please visit www.peacearch.com.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. These risks include, but are not limited to, that the synergies and financial impact of the joint venture may not be realized, the competitive position of the joint venture may not be maintained, Peace Arch may not realize the anticipated benefits of the joint venture and other risks detailed on Peace Arch’s periodic report filings with the Securities and Exchange Commission. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. By making these forward-looking statements, Peace Arch undertakes no obligation to update these statements for revisions or changes after the date of this release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	August 26, 2008	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.